Exhibit 99.9

Highlights

The Québec economy has been slowing down since the start of 2023. For the first two quarters, real GDP grew by just 0.5%, compared with 2.5% for the same period in 2022. Inflation continues to decelerate, but price growth remains high.

Recent developments in the economic situation have an adverse impact, in particular, on corporate tax revenues. Moreover, low precipitation in the summer of 2023 is leading to downward adjustments in revenue from government enterprises. Accordingly, a $635-million deterioration in the financial framework since the fall 2023 update is anticipated. However, the $500-million contingency reserve is used to largely offset the adjustments. As a result, the projected budgetary deficit for 2023-2024 is revised upwards by $135 million and now stands at $4.1 billion, after deposits of dedicated revenues to the Generations Fund.

Based on April to September 2023 results and currently known factors that will affect the financial framework between now and the end of the fiscal year, revenues are expected to reach $148.2 billion for the year as a whole, while expenditures, including deposits of dedicated revenues in the Generations Fund, are expected to total $152.3 billion.

The net debt burden is expected to be 38.2% of GDP as at March 31, 2024, which is 0.3 percentage points higher than forecast in the fall 2023 update, due in part to a downward revision of nominal GDP in 2022.

Moreover, since the start of 2023-2024,(1) borrowings made amount to $21.2 billion, or 96.6% of the projected program.

Budget forecasts for fiscal year 2023-2024 (billions of dollars)	A budgetary deficit of $4.1B for 2023-2024

Own-source revenue $116.7B
Federal transfers $31.5B
Portfolio expenditures $140.4B
Debt service $9.8B
Deposits of dedicated revenues in the Generations Fund $2.1B(3)

Note to the reader

The Report on Québec’s Financial Situation provides an overview of the Québec government’s financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government’s annual financial statements.

The Report on Québec’s Financial Situation – Third Quarter of 2023-2024 will be published in March 2024.

Section 1: Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

Real GDP growth slowed in 2023 following a strong increase of 2.5% in 2022. For the first two quarters of 2023, compared to the corresponding period in 2022, real GDP growth was 0.5% (+0.3% in the first quarter and −0.5% in the second quarter of 2023).

■	The moderation in economic activity coincides with monetary tightening by the Bank of Canada, which is intended to curb inflationary pressures.

The actions taken so far by the Bank of Canada are bearing fruit. Price increases are slowing down.

■	The annual change in the consumer price index (CPI) stood at 4.2% in October 2023 after peaking at 8.0% in June 2022. Despite this slowdown, price levels remain high.

As a result, nominal GDP growth is moderating. Following an increase of 9.6% in 2022, it stood at 4.0% for the first two quarters of 2023 compared with the corresponding period in 2022.

Despite the economic slowdown, labour market conditions remained tense. The unemployment rate for the first eleven months of 2023 averaged 4.4%, close to the all-time low recorded for 2022 (4.3%). On average for January to November 2023, the employment rate for people aged 15 to 64 peaked at 78.5%. However, the monthly unemployment rate is increasing, from 3.9% in January 2023 to 5.2% in November 2023.

The tensions in the labour market are reflected in wages and salaries, which increased by 6.1% in the first three quarters of 2023 compared to the same period in 2022.

Significant wage gains and high price levels supported household spending, which increased by 8.3% in the first two quarters of 2023 compared to the same period in 2022.

As for businesses, the net operating surplus of corporations fell by 8.8% in the first two quarters of 2023 compared with the same period in 2022. This decline was due in particular to lower commodity prices, which affected the prices of natural resources exports.

Change in economic activity in Québec (real and nominal GDP, quarterly percentage change)	Consumer price index in Québec (annual percentage change)

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 2 | 23

Section 1: Recent Developments and Budgetary Outlook in Brief

Summary of results and financial outlook for 2023-2024

► Results as at September 30, 2023

For the first six months of 2023-2024, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $409 million. This represents a decrease of $3.8 billion in the budgetary balance compared to the same time last year.

This result is due to the following factors:

■	revenues of $71.3 billion, up 1.4% compared with the same period last year. This increase was mainly due to a growth in revenues from federal transfers, because of a one-off increase in the Canada Health Transfer envelope. However, the increase in federal transfers has been attenuated by lower own-source revenues in the context of an economic slowdown;

■	expenditures of $70.8 billion, up 8.3% compared with the same period last year. This growth is mainly attributable to portfolio expenditures (9.6%), primarily in health and social services, and education;

■	deposits of dedicated revenues in the Generations Fund of $977 million.

Summary of results as at September 30, 2023 and budgetary outlook for 2023-2024

(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	April to September				Fall 2023 update		New estimate
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)		Level ($M)	Change (%)(4)
Own-source revenue	56 455	56 379	–76	–0.1	117 554	1.7	–842		116 712	1.0
Federal transfers	13 874	14 942	1 068	7.7	31 497	9.6	—		31 497	9.6	(5)
Total revenue	70 329	71 321	992	1.4	149 051	3.3	–842		148 209	2.7
Portfolio expenditures	−59 985	−65 756	−5 771	9.6	–140 438	2.3	—		−140 438	2.3	(6)
Debt service	−5 344	−4 997	347	–6.5	–9 867	–1.9	85		−9 782	–2.7
Total expenditure	−65 329	−70 753	−5 424	8.3	–150 305	2.0	85		−150 220	2.0
Contingency reserve	—	—	—	—	–500	—	500		—	—
OPERATING SURPLUS (DEFICIT)(7)	5 000	568	−4 432	—	–1 754	—	–257		−2 011	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund(3)	−1 578	–977	601	—	–2 241	—	122		−2 119	—
BUDGETARY BALANCE(8)	3 422	–409	−3 831	—	–3 995	—	–135	(9)	−4 130	—

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 3 | 23

Section 1: Recent Developments and Budgetary Outlook in Brief

► Budgetary outlook for 2023-2024

Recent developments in economic activity and the decline in electricity exports have a negative impact on revenue and lead to a deterioration of $635 million in the financial framework in 2023-2024 since the fall 2023 update. However, the $500-million contingency reserve is used to largely offset the adjustments.

■	As a result, the projected budgetary deficit for 2023-2024 is revised upwards by $135 million and now stands at $4.1 billion, after deposits of dedicated revenues to the Generations Fund.

Based on April to September 2023 results and currently known factors that will affect the financial framework between now and the end of the fiscal year, revenues are expected to reach $148.2 billion, while expenditures, including deposits of dedicated revenues in the Generations Fund, are expected to total $152.3 billion.

■	Revenues are adjusted downward by $842 million and are expected to stand at $148.2 billion, an annual growth of 2.7% compared to 2022-2023.

■	Own-source revenue excluding revenue from government enterprises is revised downwards by $472 million due to recent economic developments, which have resulted in lower tax revenues since the beginning of the fiscal year.

■	Revenue from government enterprises is revised downward by $370 million, mainly due to:

■	lower exports by Hydro-Québec, resulting from low precipitation in the geographic regions where its main reservoirs are located;

■	lower revenues from Investissement Québec, due to an increase in the provision for losses resulting from the decline in the value of certain investments.

■	Expenditures are revised downward by $85 million and are expected to total $150.2 billion, with annual growth of 2.0% compared to 2022-2023.

■	Portfolio expenditures remain unchanged from the fall 2023 update and are expected to total $140.4 billion (annual growth of 2.3%).

■	Debt service is revised downwards by $85 million, due to the recent decline in interest rates, to $9.8 billion (annual change of −2.7%).

■	Deposits of dedicated revenues in the Generations Fund are revised downwards by $122 million to $2.1 billion, due to lower revenues from water-power royalties and investment income.

► Additional information

The net debt burden is forecast at 38.2% of GDP as at March 31, 2024, 0.3 percentage points higher than forecast in the fall 2023 update, due in part to a downward revision of nominal GDP in 2022.

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 4 | 23

Section 2: Detailed Results and Budgetary Outlook

Revenue Own-source revenue

Highlights	Quarterly own-source revenue (millions of dollars)
Own-source revenue of $56.4 billion as at September 30, 2023. Cumulative change of −0.1% year over year.

► Results as at September 30, 2023

As at September 30, that is, for the first six months of 2023-2024, own-source revenue amounted to $56.4 billion. This represents a year-over-year decrease of $76 million (−0.1%) compared to the same period previous year.

Tax revenue decreased by $769 million (−1.7%), to $44.6 billion. These results are essentially attributable to:

■	a $393-million decrease (−1.9%) in personal income tax, due mainly to the lowering of the first two tax brackets announced in the 2023-2024 budget;

■	a $269-million increase (6.9%) in contributions for health services, due mainly to the 6.1% growth in wages and salaries in the first three quarters of 2023;

■	a $988-million decrease (−16.6%) in corporate tax revenues, due in particular to the 8.8% decline in net operating surplus of corporations for the first two quarters of 2023 and the increase in refunds for overpaid instalments;

■	a $324-million increase (2.3%) in consumption taxes, due to the 8.3% growth in household consumption for the first two quarters of 2023. Growth in household consumption was partly offset by a 20.9% decline in residential investment over the same period.

Other own-source revenue rose by $940 million (10.8%) to $9.6 billion due to:

■	a $187-million decrease (−6.1%) in duties and permits, resulting mainly from lower mining revenues;

■	a $1.1-billion increase (20.0%) in miscellaneous revenues, due in part to the favourable change in investment income from the Generations Fund in 2023, which in 2022-2023 was below its usual level, as well as higher interest income related to tax debts administered by the Agence du revenu du Québec.

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Section 2: Detailed Results and Budgetary Outlook

Revenue from government enterprises decreased by $247 million (−10.4%) to $2.1 billion.

■	This change is mainly attributable to a decrease in Hydro-Québec’s results, mainly due to the lower value of its exports due to low precipitation in the geographic regions where its main reservoirs are located.

■	This decrease is offset by the improvement in Investissement Québec’s results, which had been affected in 2022-2023 by unfavourable financial market results.

Own-source revenue
(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	April to September				Fall 2023 update		New estimate
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(4)
Income and property taxes
– Personal income tax	20 998	20 605	–393	–1.9	42 677	1.0	—	42 677	1.0
– Contributions for health services	3 918	4 187	269	6.9	8 310	5.0	—	8 310	5.0
– Corporate taxes	5 957	4 969	–988	–16.6	12 563	–5.1	–300	12 263	–7.4
– School property tax	548	567	19	3.5	1 126	1.2	—	1 126	1.2
Consumption taxes	13 955	14 279	324	2.3	27 367	2.9	–50	27 317	2.7
Tax revenue	45 376	44 607	–769	–1.7	92 043	1.0	–350	91 693	0.6
Duties and permits	3 057	2 870	–187	–6.1	5 821	1.4	–38	5 783	0.7
Miscellaneous revenue	5 648	6 775	1 127	20.0	13 714	13.5	–84	13 630	12.8
Other own-source revenue	8 705	9 645	940	10.8	19 535	9.6	–122	19 413	8.9
Total own-source revenue excluding revenue from government enterprises	54 081	54 252	171	0.3	111 578	2.4	–472	111 106	2.0
Revenue from government enterprises	2 374	2 127	–247	–10.4	5 976	–9.7	–370	5 606	–15.3
TOTAL	56 455	56 379	–76	–0.1	117 554	1.7	–842	116 712	1.0

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 6 | 23

Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Own-source revenue is forecast at $116.7 billion in 2023-2024 (annual growth of 1.0%), a downward adjustment of $842 million from the fall 2023 update forecast.

■	Recent developments in the economic situation and the decline in tax revenues should result in own-source revenue excluding revenue from government enterprises being $472 million lower for 2023-2024.

■	The $300-million decrease in corporate taxes is explained by the downward revision of 10.1 percentage points in the growth of net operating surplus of corporations in 2022, which will continue to have a negative impact on revenues in 2023-2024. Thus, projected growth goes from −5.1% to −7.4%.

■	The $50-million decrease in consumption taxes is due to higher-than-expected QST refunds, which have a negative impact on the forecast for 2023-2024. For this reason, projected growth goes from 2.9% to 2.7%.

■	The $38-million decrease in duties and permits stems from lower revenues from water-power royalties, bringing projected growth from 1.4% to 0.7%.

■	The $84-million decrease in miscellaneous revenue stems from a decrease in investment income of the Generations Fund, bringing projected growth from 13.5% to 12.8%.

■	The forecast for revenues from government enterprises has been revised downwards by $370 million, bringing projected growth from −9.7% to −15.3%. This revision is mainly due to:

■	lower exports from Hydro-Québec, due to low precipitation in the geographic regions where its main reservoirs are located;

■	lower revenues from Investissement Québec due to an increase in the provision for losses resulting from the decline in the value of certain investments, and a decrease in venture capital and investment fund portfolios.

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 7 | 23

Section 2: Detailed Results and Budgetary Outlook

Composition of own-source revenue

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

■	Changes in own-source revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

■	duties and permits, in particular revenue from the carbon market;

■	miscellaneous revenue, such as tuition fees and revenues from interest, the sale of goods and services, as well as fines, forfeitures and recoveries.

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

■	Revenue from government enterprises corresponds in large part to the net earnings of these enterprises.

Own-source revenue as at September 30, 2023 (billions of dollars, percentage of total own-source revenue)

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 8 | 23

Section 2: Detailed Results and Budgetary Outlook

Revenue

Federal transfers

Highlights	Quarterly federal transfers (millions of dollars)
Federal transfers of $14.9 billion as at September 30, 2023. Cumulative growth of 7.7% year over year.

► Results as at September 30, 2023

As at September 30, that is, for the first six months of 2023-2024, federal transfers amount to $14.9 billion. This represents a year-over-year increase of $1.1 billion (7.7%). This change is mainly attributable to an increase in revenue from health transfers, a portion of which is non-recurring.

■	Revenue from health transfers rose by $672 million (18.0%) to $4.4 billion, due in part to growth in the Canada Health Transfer (CHT), linked to changes in Canada’s nominal GDP and a one-off increase of $2.0 billion in this transfer (Québec’s share being $447 million).

Federal transfers
(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	April to September				Fall 2023 update		New estimate
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(4),(5)
Equalization	6 833	7 019	186	2.7	14 037	2.7	—	14 037	2.7
Health transfers	3 733	4 405	672	18.0	8 810	24.4	—	8 810	24.4
Transfers for post-secondary education and other social programs	746	750	4	0.5	1 499	15.8	—	1 499	15.8
Other programs	2 562	2 768	206	8.0	7 151	6.8	—	7 151	6.8
TOTAL	13 874	14 942	1 068	7.7	31 497	9.6	—	31 497	9.6

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 9 | 23

Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Federal transfers are expected to stand at $31.5 billion in 2023-2024 (annual growth of 9.6%), the same level that was forecast in the fall 2023 update.

Composition of federal transfers

Revenue from federal transfers consist of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

■	the equalization program;

■	the Canada Health Transfer (CHT);

■	the Canada Social Transfer (CST);

■	other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at September 30, 2023
(billions of dollars, percentage of total revenue from federal transfers)

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Section 2: Detailed Results and Budgetary Outlook

Expenditure

Portfolio expenditures and debt service

Highlights	Quarterly expenditure (millions of dollars)
Expenditures of $70.8 billion as at September 30, 2023. Cumulative growth of 8.3% year over year.

► Results as at September 30, 2023

As at September 30, that is, for the first six months of 2023-2024, expenditures amounted to $70.8 billion. This represents a year-over-year increase of $5.4 billion (8.3%).

Portfolio expenditures rose by $5.8 billion (9.6%) to $65.8 billion. In addition to the expected change in costs related to the provision of public services, the growth observed as at September 30, 2023 is explained by the following factors:

■	expenditure in the Santé et Services sociaux portfolio increased by $2.2 billion (8.2%) to $29.4 billion. This increase is due in part to the enhancement of the senior assistance amount announced in December 2022;

■	expenditure in the Éducation portfolio increased by $735 million (8.7%) to $9.2 billion. This increase is attributable in particular to changes in clienteles and staff remuneration in school service centres and school boards;

■	expenditure in the Enseignement supérieur portfolio increased by $397 million (9.0%) to $4.8 billion. This increase is mainly due to the Perspective Québec incentive scholarship program introduced in September 2022;

■	expenditure in the Famille portfolio increased by $214 million (5.5%) to $4.1 billion. This increase is attributable in part to the increase of the Family Allowance;

■	expenditure in the Transports et Mobilité durable portfolio rose by $361 million (13.9%) to $2.9 billion. This increase is explained in particular by the expenses related to subsidized public transit infrastructure projects;

■	expenditure in the Emploi et Solidarité sociale portfolio increased by $212 million (8.2%) to $2.8 billion. This change is mainly due to an increase in last-resort financial assistance programs;

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Section 2: Detailed Results and Budgetary Outlook

■	expenditure in the Affaires municipales et Habitation portfolio decreased by $136 million (−7.9%) to $1.6 billion. This change is attributable, among other things, to grants paid in September 2022 to promote access to quality and affordable housing, which have a downward impact on growth in 2023-2024;

■	expenditure in the Économie, Innovation et Énergie portfolio increased by $389 million (29.4%) to $1.7 billion. This increase is due in particular to the increase in tax credit for investment and innovation and for research and development tax credits;

■	expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio increased by $155 million (29.0%), to $689 million. This change is attributable in particular to the cost of actions contributing to the reduction of greenhouse gas emissions;

■	expenditure in other portfolios rose by $1.2 billion (16.8%) to $8.5 billion.

Debt service expenditure decreased by $347 million (−6.5%) and stood at $5.0 billion. This decrease is mainly due to the non-recurrence of losses on the disposal of assets as part of the management of the investment activities of the Sinking Fund for Government Borrowings. The rapid rise in interest rates in 2022-2023 had resulted in significant losses.

Expenditure
(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	April to September				Fall 2023 update		New estimate
	2022- 2023 (10)	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(4)
Santé et Services sociaux	27 213	29 438	2 225	8.2	59 097	–0.5	—	59 097	–0.5
Éducation	8 485	9 220	735	8.7	19 930	1.9	—	19 930	2.2
Enseignement supérieur	4 394	4 791	397	9.0	10 334	7.0	—	10 334	7.0
Famille	3 870	4 084	214	5.5	8 368	6.8	—	8 368	6.8
Transports et Mobilité durable	2 588	2 949	361	13.9	6 809	5.5	—	6 809	5.5
Emploi et Solidarité sociale	2 599	2 811	212	8.2	5 478	–39.0	—	5 478	–39.0
Affaires municipales et Habitation	1 725	1 589	–136	–7.9	4 739	–3.8	—	4 739	–3.8
Économie, Innovation et Énergie	1 325	1 714	389	29.4	3 861	20.5	—	3 861	20.5
Environnement, Lutte contre les changements climatiques, Faune et Parcs	534	689	155	29.0	2 442	46.0	—	2 442	46.0
Other portfolios	7 252	8 471	1 219	16.8	19 380	24.2	—	19 380	24.2
Portfolio expenditures	59 985	65 756	5 771	9.6	140 438	2.3	—	140 438	2.3	(6)
Debt service	5 344	4 997	–347	–6.5	9 867	–1.9	–85	9 782	–2.7
TOTAL	65 329	70 753	5 424	8.3	150 305	2.0	–85	150 220	2.0

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Expenditure is forecast at $150.2 billion in 2023-2024 (annual growth of 2.0%), a downward revision of $85 million from the fall 2023 update.

■	Portfolio expenditures remain unchanged from the fall 2023 update and are expected to total $140.4 billion (annual growth of 2.3%).

■	While growth in the first six months of the year was higher (9.6%), a downturn in annual growth is anticipated, which is attributable to the impact of the new one-time cost of living support payment accounted for in November 2022, and the impact of the enhancement of the senior assistance amount and of the Perspective Québec Scholarship Program, accounted for starting in December 2022.

■	Debt service is revised downwards by $85 million, due to the recent decline in interest rates, to $9.8 billion (annual change of −2.7%).

Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

■	Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

■	program expenditures;

■	expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

■	tax-funded expenditures, which consist of refundable tax credits and the expense for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2023-2024, there are 24 ministerial portfolios. The three main ones, Santé et Services sociaux, Éducation, and Enseignement supérieur, account for nearly 65% of portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

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Section 2: Detailed Results and Budgetary Outlook

Expenditure as at September 30, 2023

(billions of dollars, percentage of total expenditure)

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Section 3: Additional Information

Debt

As at March 31, 2024, net debt is forecast to stand at $217.1 billion, or 38.2% of GDP. Compared to the fall 2023 update, this is an upward revision of 0.3 percentage points of GDP due to a downward revision of nominal GDP in 2022, partially offset by an $826-million decrease in the level of net debt. The decrease in the level of debt results mainly from the completion of work on the valuation of asset retirement obligations as part of Public Accounts 2022-2023.

Net debt as at March 31, 2024
(millions of dollars)

	Fall 2023 update	Adjustment	New estimate
NET DEBT, BEGINNING OF YEAR	209 795	−1 083	208 712
% OF GDP	38.0	0.3	38.3
Budgetary deficit (surplus)	3 995	135	4 130
Capital investments	6 690	—	6 690
Accounting adjustments	−341	—	–341
Deposits of dedicated revenues in the Generations Fund	–2 241	122	–2 119
Total change	8 103	257	8 360
NET DEBT, END OF YEAR	217 898	–826	217 072
% OF GDP	37.9	0.3	38.2

As at March 31, 2023, Québec’s net debt-to-GDP ratio stood at 38.3%, compared to 29.1% for the provincial average. The government is committed to gradually reducing Québec’s net debt to 30% of GDP by fiscal year 2037-2038.

Net debt of governments in Canada as at March 31, 2023(11)
(percentage of GDP)

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Section 3: Additional Information

Net Financial Surpluses or Requirements

For the period of April to September 2023, net financial requirements amount to $9.4 billion and are due to:

■	the $568-million surplus resulting from the difference between government revenues and expenditures;

■	the $2.3-billion financial requirements for investments, loans and advances, which result in particular from an increase in the equity value of government enterprises;(13)

■	the $2.6-billion financial requirements related to government capital investments, mainly due to investments of $5.4 billion, notably for the refurbishment and construction of healthcare facilities, which investments were partially offset by amortization expenses of $2.7 billion;(13)

■	the $1.7-billion financial requirements related to retirement plans and other employee future benefits, resulting from the payment of government employee benefits of $3.5 billion, partially offset by the net cost of plans of $1.8 billion;(13)

■	the $2.4-billion financial requirements from other accounts,(14) arising in particular from disbursements relating to expenses recognized at the end of 2022-2023;

■	the $977-million financial requirements generated by payments to the Generations Fund.

Net financial surpluses or requirements
(unaudited data, millions of dollars)

	April to September
	2022-2023	2023-2024
OPERATING SURPLUS (DEFICIT)	5 000	568
Non-budgetary transactions
Investments, loans and advances	–647	−2 283
Capital investments	−1 640	−2 631
Retirement plans and other employee future benefits	−1 436	−1 687
Other accounts(14)	−5 442	−2 438
Deposits in the Generations Fund	−1 578	–977
Total non-budgetary transactions	−10 743	−10 016
NET FINANCIAL SURPLUSES (REQUIREMENTS)	−5 743	−9 448

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 16 | 23

Section 3: Additional Information

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting.

■	Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

■	This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 17 | 23

Section 3: Additional Information

Financing program and borrowings

The financing program corresponds to long-term borrowings made, in particular, to repay maturing borrowings and to fund the government’s capital investments. For 2023-2024, the program amounts to $21.9 billion as presented in the fall 2023 update.

Since the start of 2023-2024,(1) borrowings made amount to $21.2 billion, or 96.6% of the forecast program.

■	Conventional bonds in Canadian dollars are the main borrowing instrument used.

■	Borrowings on foreign markets account for 34.5% of borrowings made to date in 2023-2024.

Summary of long-term borrowings contracted in 2023-2024(1)

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	12 035	56.7
Savings products issued by Épargne Placements Québec	1 074	5.1
Green bonds	591	2.8
Immigrant investors(15)	184	0.9
Subtotal	13 884	65.5
OTHER CURRENCIES
U.S. dollar	6 702	31.7
Swiss franc	586	2.8
Subtotal	7 288	34.5
TOTAL	21 172	100.0

Summary of long-term borrowing repayments in 2023-2024(16)

Currencies	$million
CANADIAN DOLLAR
Conventional bonds	3 370
Other	583
Subtotal	3 953
OTHER CURRENCIES
U.S. dollar	1 180
Euro	1 484
Subtotal	2 664
TOTAL	6 617

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 18 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2023-2024

Results and budgetary outlook for 2023-2024 – Budgetary balance
(level and adjustment in millions of dollars, percentage change compared to the same period last year)

			Forecast for fiscal year 2023-2024
	April to September 2023		March 2023 budget		Fall 2023 update			New estimate					Adjustment since the
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)		Level ($M)	Change (%)(4)		March 2023 budget
Revenue
Own-source revenue	56 379	–0.1	117 989	1.8	–435	117 554	1.7	–842		116 712	1.0		−1 277
Federal transfers	14 942	7.7	29 742	1.8	1 755	31 497	9.6	—		31 497	9.6	(5)	1 755
Subtotal – Revenue	71 321	1.4	147 731	1.8	1 320	149 051	3.3	–842		148 209	2.7		478
Expenditure
Portfolio expenditures	−65 756	9.6	−138 392	1.2	−2 046	−140 438	2.3	—		−140 438	2.3	(6)	−2 046
Debt service	−4 997	–6.5	−9 464	–5.9	–403	−9 867	–1.9	85		−9 782	–2.7		-318
Subtotal – Expenditure	−70 753	8.3	−147 856	0.7	−2 449	−150 305	2.0	85		−150 220	2.0		−2 364
Contingency reserve	—	—	−1 500	—	1 000	–500	—	500		—	—		1 500
OPERATING SURPLUS (DEFICIT)(7)	568	—	−1 625	—	-129	−1 754	—	–257		−2 011	—		–386
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund(3)	–977	—	−2 373	—	132	−2 241	—	122		−2 119	—		254
BUDGETARY BALANCE(8)	–409	—	−3 998	—	3	−3 995	—	–135	(9)	−4 130	—		–132

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 19 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2023-2024 (cont.)

Results and budgetary outlook for 2023-2024 – Revenue
(level and adjustment in millions of dollars, percentage change compared to the same period last year)

			Forecast for fiscal year 2023-2024
	April to September 2023		March 2023 budget		Fall 2023 update			New estimate				Adjustment since the
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(4)		March 2023 budget
Own-source revenue
Income and property taxes
– Personal income tax	20 605	–1.9	43 126	1.1	–449	42 677	1.0	—	42 677	1.0		–449
– Contributions for health services	4 187	6.9	7 944	1.3	366	8 310	5.0	—	8 310	5.0		366
– Corporate taxes	4 969	–16.6	13 192	–0.5	–629	12 563	-5.1	–300	12 263	–7.4		–929
– School property tax	567	3.5	1 184	6.5	–58	1 126	1.2	—	1 126	1.2		–58
Consumption taxes	14 279	2.3	27 290	2.8	77	27 367	2.9	–50	27 317	2.7		27
Subtotal – Tax revenue	44 607	–1.7	92 736	1.4	–693	92 043	1.0	–350	91 693	0.6		−1 043
Duties and permits	2 870	–6.1	5 739	–4.0	82	5 821	1.4	–38	5 783	0.7		44
Miscellaneous revenue	6 775	20.0	12 707	7.8	1 007	13 714	13.5	–84	13 630	12.8		923
Subtotal – Other own-source revenue	9 645	10.8	18 446	3.8	1 089	19 535	9.6	–122	19 413	8.9		967
Total own-source revenue excluding revenue from government enterprises	54 252	0.3	111 182	1.8	396	111 578	2.4	–472	111 106	2.0		–76
Revenue from government enterprises	2 127	–10.4	6 807	2.0	–831	5 976	–9.7	–370	5 606	–15.3		−1 201
Total own-source revenue	56 379	–0.1	117 989	1.8	–435	117 554	1.7	–842	116 712	1.0		−1 277
Federal transfers
Equalization	7 019	2.7	14 037	2.7	—	14 037	2.7	—	14 037	2.7		—
Health transfers	4 405	18.0	8 660	21.6	150	8 810	24.4	—	8 810	24.4		150
Transfers for post-secondary education and other social programs	750	0.5	1 366	5.6	133	1 499	15.8	—	1 499	15.8		133
Other programs	2 768	8.0	5 679	–20.5	1 472	7 151	6.8	—	7 151	6.8		1 472
Subtotal – Federal transfers	14 942	7.7	29 742	1.8	1 755	31 497	9.6	—	31 497	9.6	(5)	1 755
TOTAL REVENUE	71 321	1.4	147 731	1.8	1 320	149 051	3.3	–842	148 209	2.7		478

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 20 | 23

Appendix

Appendix 1: Results and budgetary outlook for 2023-2024 (cont.)

Results and budgetary outlook for 2023-2024 – Expenditure

(level and adjustment in millions of dollars, percentage change compared to the same period last year)

			Forecast for fiscal year 2023-2024
	April to September 2023		March 2023 budget		Fall 2023 update			New estimate				Adjustment since the
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(4)		March 2023 budget
Portfolio expenditures
Santé et Services sociaux	29 438	8.2	59 015	1.6	82	59 097	–0.5	—	59 097	–0.5		82
Éducation	9 220	8.7	20 203	6.0	–273	19 930	1.9	—	19 930	2.2		–273
Enseignement supérieur	4 791	9.0	10 480	5.0	–146	10 334	7.0	—	10 334	7.0		–146
Famille	4 084	5.5	8 210	5.8	158	8 368	6.8	—	8 368	6.8		158
Transports et Mobilité durable	2 949	13.9	6 957	–1.3	–148	6 809	5.5	—	6 809	5.5		-148
Emploi et Solidarité sociale	2 811	8.2	5 250	–42.5	228	5 478	–39.0	—	5 478	–39.0		228
Affaires municipales et Habitation	1 589	–7.9	4 546	–2.9	193	4 739	–3.8	—	4 739	–3.8		193
Économie, Innovation et Énergie	1 714	29.4	3 680	12.3	181	3 861	20.5	—	3 861	20.5		181
Environnement, Lutte contre les changements climatiques, Faune et Parcs	689	29.0	2 283	14.0	159	2 442	46.0	—	2 442	46.0		159
Other portfolios	8 471	16.8	17 768	13.5	1 612	19 380	24.2	—	19 380	24.2		1 612
Subtotal – Portfolio expenditures	65 756	9.6	138 392	1.2	2 046	140 438	2.3	—	140 438	2.3	(6)	2 046
Debt service	4 997	–6.5	9 464	–5.9	403	9 867	–1.9	–85	9 782	–2.7		318
TOTAL EXPENDITURE	70 753	8.3	147 856	0.7	2 449	150 305	2.0	–85	150 220	2.0		2 364

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 21 | 23

Appendix

Appendix 2: Change in certain economic variables

Recent economic indicators in Québec(17)

(year-over-year percentage change, unless otherwise indicated)

					Quarters of 2023				2023
	Aug.	Sept.	Oct.	Nov.	Q1	Q2	Q3	Q4	Forec.	Obs.(18)
Real GDP by industry	-0.4	—	—	—	0.3	-0.6	—	—	0.6	0.4
Job creation (thousands)	14.8	38.7	-22.1	-1.5	47.8	2.5	9.2	—	100.9	106.6
Unemployment rate (per cent)	4.3	4.4	4.9	5.2	4.1	4.2	4.4	—	4.3	4.4
Retail sales (nominal terms)	-0.1	0.4	—	—	1.4	-0.3	2.0	—	4.0	4.3
Consumer price index(19)	4.6	4.8	4.2	—	5.5	4.1	4.4	—	4.6	4.6
Housing starts (thousands)	50.8	52.8	47.1	—	36.1	35.3	46.0	—	39.5	42.6
Real GDP	—	—	—	—	0.3	-0.5	—	—	0.6	0.5
GDP (nominal terms)	—	—	—	—	1.1	0.9	—	—	4.0	4.0
Household consumption (nominal terms)	—	—	—	—	2.0	0.6	—	—	6.9	8.3
Wages and salaries (nominal terms)	—	—	—	—	1.4	1.8	1.2	—	5.5	6.1
Net operating surplus of corporations (nominal terms)	—	—	—	—	-2.3	-2.5	—	—	–6.7	–8.8

Report on Québec’s Financial Situation – Second Quarter of 2023-2024	Page 22 | 23

Notes

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État” (in French only).

Notes

(1)	Long-term borrowings made between April 1 to December 12, 2023.

(2)	Deposits of dedicated revenues in the Generations Fund are presented under expenditures for illustrative purposes.

(3)	Revenues dedicated to the Generations Fund have been recognized in accordance with the changes announced in the March 2023 budget. Starting in 2023-2024, the three sources of revenue dedicated to the Generations Fund are the following: water-power royalties paid by Hydro-Québec and private producers of hydroelectricity; an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government, and revenue from the investment of sums constituting the Generations Fund. These changes were set out in An Act respecting the implementation of certain provisions of the Budget Speech of 21 March 2023 and amending other provisions (S.Q. 2023, c. 30), which was assented to on December 7, 2023.

(4)	The percentage change has been updated on the basis of the 2022-2023 results published in the Public Accounts 2022-2023.

(5)	It is expected that federal transfer revenues will grow by 9.6% in 2023-2024, stemming from a one-off increase from the Canada Health Transfer. For the first six months of the year, growth is weaker (7.7%) because of the change in the value of the Québec special abatement, which is deducted from transfer revenues. It is anticipated that growth in transfer revenues from October 2023 to March 2024 in relation to the same period the previous year will be higher.

(6)	It is expected that portfolio expenditures will grow by 2.3% in 2023-2024. For the first six months of the year, the growth observed is higher (9.6%) mainly because of the more rapid accounting of certain expenditures in 2023-2024 compared to the same period the previous year. Accordingly, the anticipated downturn in annual growth is attributable, among other things, to the new one-time cost of living support payment, accounted for in November 2022, and the impact of the enhancement of the senior assistance amount and of the Perspective Québec Scholarship Program, accounted for in December 2022.

(7)	Balance within the meaning of the public accounts.

(8)	Budgetary balance within the meaning of the Balanced Budget Act.

(9)	The $135 million adjustment since the fall 2023 update is explained by a deterioration of $635 million in the financial framework largely offset by using the $500-million contingency reserve.

(10)	Certain expenditures were reclassified between portfolios to comply with the presentation adopted in 2023-2024.

(11)	Sources: Public accounts and Statistics Canada.

(12)	This average is obtained by dividing the sum of provincial debts by the sum of provincial GDP.

(13)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.

(14)	The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.

(15)	These borrowings come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.

(16)	Long-term borrowing repayments from April 1 to September 30, 2023.

(17)	Sources: Institut de la statistique du Québec, Statistics Canada, and Canada Mortgage and Housing Corporation.

(18)	Cumulative of available periods compared with the same period of the previous year.
(19)	Change compared with the previous year.

For more information, contact the Direction des communications of the Ministère des Finances at info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances website at: www.finances.gouv.qc.ca.

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